TRIBEVEST INC
(FORMERLY TRIBEVEST LLC)
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited or reviewed)

ASSETS

	2022	2021
CURRENT ASSETS		
Cash and cash equivalents	$ 717,388	$ 1,853,199
Notes receivable - related parties	57,545	57,545
TOTAL CURRENT ASSETS	774,933	1,910,744
PROPERTY AND EQUIPMENT		
Property and equipment, net	5,483	5,272
TOTAL ASSETS	$ 780,416	$ 1,916,016

LIABILITIES AND SHAREHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Accounts payable	$ 1,095	$ 16,457
Accrued expenses	-	6,451
Line of credit	17,080	18,051
SBA PPA loan	-	-
Convertible note - current portion	-	1,657,855
TOTAL CURRENT LIABILITIES	18,175	1,698,814
LONG-TERM LIABILITIES		
Note payable - related party	-	57,027
Convertible notes	-	-
TOTAL LONG-TERM LIABILITIES	-	57,027
TOTAL LIABILITIES	18,175	1,755,841
SHAREHOLDER'S EQUITY		
Preferred Stock	4,933,175	-
Common Stock	217	-
Additional Paid in Capital	43,116	-
Contributions/(Distributions)	(96,874)	(245,099)
SAFE obligations	-	2,495,000
Accumulated deficit	(4,117,393)	(2,089,726)
TOTAL SHAREHOLDERS' EQUITY	762,241	160,175
TOTAL LIABLITIIES AND SHAREHOLDERS' EQUITY	$ 780,416	$ 1,916,016

TRIBEVEST INC
(FORMERLY TRIBEVEST LLC)
STATEMENTS OF INCOME
DECEMBER 31, 2022 AND 2021
(unaudited or reviewed)

	2022	2021
REVENUES	$ 325,271	$ 175,599
COST OF GOODS SOLD	122,675	87,379
GROSS PROFIT	202,596	88,220
OPERATING EXPENSES		
Contractors expense	184,041	96,729
Depreciation expense	1,371	182
General and administrative	1,308,639	528,352
Professional fees	157,078	59,388
Sales and marketing	441,637	320,770
Software and platform expenses	130,188	143,578
TOTAL OPERATING EXPENSES	2,222,954	1,148,999
NET OPERATING LOSS	(2,020,358)	(1,060,779)
OTHER INCOME/(EXPENSES)		
Other income	4,683	2,979
Interest income	1,419	378
Forgiveness of SBA PPA Loan	-	45,200
Interest expense	(13,411)	(45,599)
TOTAL OTHER INCOME/(EXPENSES)	(7,309)	2,958
NET LOSS	$ (2,027,667)	$ (1,057,821)

TRIBEVEST INC
(FORMERLY TRIBEVEST LLC)
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2022 AND 2021
(unaudited or reviewed)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (4,117,393)	$ (1,057,821)
Adjustments to reconcile net income to net cash		
provided by operating activates		
Depreciation expense	1,371	182
PPP loan forgiveness	-	(45,512)
(Increase) decrease in assets		
Notes receivable - related parties	(57,545)	(22,545)
Increase (decrease) in liabilities		
Accounts payable	1,095	13,659
Accrued expenses	-	350
Accrued interest on convertible notes	-	41,904
CASH USED FOR OPERATING ACTIVITES	(4,172,472)	(1,069,783)
CASH USED FOR OPERATING ACTIVITIES		
Cash used for fixed assets	(6,854)	(5,454)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITES	(6,854)	(5,454)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes		445,000
Issuance of SBA PPP loan		-
Repayments/(draws) on line of credit	(17,080)	(80,371)
Member distributions	-	(65,299)
Repayment of notes payable		-
Issuance/(Repayment) of note payable - related party	-	(40,846)
Issuance of SAFE obligations		2,495,000
Issuance of Common Stock	217	
Issuance of Preferred Stock	4,933,175	
Issuance of APIC	43,116	
C Corporation Conversion	(1,915,913)	
CASH PROVIDED BY FINANCING ACTIVITES	3,043,515	2,753,484
NET INCREASE IN CASH	(1,135,811)	1,678,247
CASH AT BEGINNING OF YEAR	1,853,199	174,952
CASH AT END OF YEAR	$ 717,388	$ 1,853,199
	-	
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 13,411	$ 3,696
INCOME TAXES	$ -	$ -

TRIBEVEST INC
(FORMERLY TRIBEVEST LLC)
STATEMENTS OF EQUITY
DECEMBER 31, 2022 AND 2021
(unaudited or reviewed)

	Contributions /(Distributions	SAFE Obligations	Common Stock	Preferred Stock	APIC	Retained Earnings	Total
BEGINNING BALANCE, JANUARY 1, 2021	$ (179,800)	$ -				$ (1,031,905)	$ (1,211,705)
Issuance of SAFE Obligations	-	2,495,000				-	$ 2,495,000
Distributions	(65,299)	-				-	$ (65,299)
Net Loss	-	-				(1,057,821)	$ (1,057,821)
BEGINNING BALANCE, DECEMBER 31, 2021	$ (245,099)	$ 2,495,000	$ -	$ -	$ -	$ (2,089,726)	$ 160,175
Issuance of Common Stock			217				$ 217
Issuance of Preferred Stock	245,099	(2,495,000)		4,933,175			$ 2,683,274
Issuance of APIC					43,116		$ 43,116
Distributions						(96,874)	$ (96,874)
Net Loss						(2,027,667)	$ (2,027,667)
ENDING BALANCE, DECEMBER 31, 2022	**$ -**	**$ -**	**$ 217**	**$ 4,933,175**	**$ 43,116**	**$ (4,214,267)**	**$ 762,241**